

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2022

Marshall Fordyce, M.D.
President, Chief Executive Officer and Director
Vera Therapeutics, Inc.
8000 Marina Boulevard, Suite 120
Brisbane, CA 94005

> **Re: Vera Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 4, 2022**
> **CIK No. 0001831828**

Dear Dr. Fordyce:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alexa M. Ekman, Esq.